Exhibit 99.12

UBS AG Hong Kong Branch 2 International Finance Centre 52/F, 8 Finance Street Central, Hong Kong Tel. +852-2971-8888 www.ubs.com

The Directors

China Mengniu International Company Limited

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

23 July 2013

VOLUNTARY GENERAL OFFER BY UBS AG ON BEHALF OF

CHINA MENGNIU INTERNATIONAL COMPANY LIMITED FOR

YASHILI INTERNATIONAL HOLDINGS LTD

ESTIMATES OF VALUE OF OFFEROR SHARES

Dear Sirs,

Pursuant to the requirements of the Takeovers Code, you have requested us to provide you with an estimate of value of the Offeror Shares (the “Estimates of Value”). Under the terms of the Share Offer, Yashili Shareholders may elect to receive: (i) cash of HK$3.50 for each Yashili Share; or (ii) cash of HK$2.82 and 0.681 Offeror Share in the Offeror for each Yashili Share. The Offeror was established for the sole purpose of the Offer. The Offeror Shares are unlisted and therefore do not have a publicly traded price.

Capitalised terms used in this letter will, unless otherwise stated, have the same meaning given to them in the composite document dated 23 July 2013 in relation to the Offers (the “Composite Document”).

PURPOSE

The Estimates of Value have been provided to the Offeror Directors solely for the purposes of Paragraph 30 of Schedule I of the Takeovers Code, and shall not be used or relied upon for any other purpose whatsoever. It is to be emphasised that the Estimates of Value contained herein are an estimated value of each Offeror Share based on certain assumptions and therefore do not necessarily reflect the actual value of Offeror Shares. This letter is not addressed to any third party and the contents of it may not be relied upon by any third party for any purpose whatsoever and UBS expressly disclaims any duty or liability to any third party with respect to the contents of this letter.

This letter sets out Estimates of Value of each Offeror Share assuming the Offers have become or been declared wholly unconditional and such share is in issue as at the date of this letter.

The Estimates of Value do not represent the value that a holder of an Offeror Share may realise on any future sale – and such a value may be higher or lower than the figure in this letter. UBS assumes no obligation to reaffirm, update or revise the Estimates of Value based upon circumstances or events occurring after the date hereof. Additionally the Estimates of Value are based on the announced value of HK$3.50 per Yashili Share under the Cash Option on which UBS expresses no opinion or representation.

We have not taken into account any future listing of the Offeror Shares as there can be no certainty as to whether a subsequent listing of the Offeror Shares will occur. The Estimates of Value do not constitute an opinion as to the price at which the Offeror Shares may trade at any point in the future.

In providing the Estimates of Value, UBS expresses no opinion or recommendation to any person as to whether they should accept the Offers or whether they should make any election to choose the Cash Option or the Cash and Share Option. Further, UBS expresses no opinion as to the fairness of the financial terms of the Offers.

ASSUMPTIONS

For the purposes of our analysis, we have made the following major assumptions:

i.	There exists a willing buyer and seller, neither being under any compulsion to buy or sell, dealing on an arm’s length basis, each having knowledge of all relevant facts;

ii.	As at the date of this letter, the Offers have become or been declared wholly unconditional and Yashili is a subsidiary of the Offeror, which in turn is a subsidiary of the Offeror Parent, and its turnover, profits, assets and liabilities on a consolidated basis will be the same as those of the Yashili Group;

iii.	The Offeror Shares issued in connection with the Offers, including those issued to the Offeror Parent comprise the entire issued share capital of the Offeror and no person has any right to acquire or subscribe any share or loan capital of the Offeror other than the Offeror Shares issued in connection with the Offers. Such shares have been issued pursuant to the terms of the Offers free from all encumbrances, credited as fully-paid, non-assessable, and ranking pari passu with all issued shares in the Offeror, including the Subscriber Share, including the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of their issue;

iv.	The Offeror was established for the sole purpose of the Offers and acquiring Yashili and any share in the issued share capital of Yashili acquired by the Offeror have been acquired free from all liens, options and third party rights and together with the right to receive in full all dividends and other distributions, if any, declared, made or paid on or after the date of this letter, and all the outstanding Yashili Options have been cancelled;

v.	The Yashili Shares that are the subject of the Share Offer comprise the entire issued share capital of Yashili and, assuming the cancellation of the Yashili Options, no person other than the Offeror has any right to acquire or option to subscribe for any share or loan capital of Yashili and no share capital of Yashili is disposed of nor any right granted over or in respect of it at any future date;

vi.	No dividends or other distributions are or have been declared or paid by the Offeror;

vii.	The Offeror and Yashili exist on a continuing basis;

viii.	The Offeror Shares are unlisted and are valued on this basis. It is not possible to give a precise measure of the discount to reflect, among other things, the lack of marketability and the rights of the shareholders of the Offeror, but for the purposes of calculating our range of Estimates of Value we have assumed a range of discounts of 0-30% to an equivalent listed security to reflect, among other things, the lack of marketability and such shareholders’ rights. Whilst no methodological analysis can be undertaken for the purposes of estimating such a discount, based on our experience and academic studies we believe that a 0-30% discount range is an appropriate assumption to use for this purpose;

ix.	We have relied on and assumed, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of the Estimates of Value and we have not assumed and we do not assume any responsibility or liability in relation thereto. We have not made any independent valuation or appraisal of the assets and liabilities of Yashili, nor have we sought or been provided with any such valuation or appraisal. The Estimates of Value are necessarily based on financial, economic, market, regulatory and other conditions in effect, and the information made available to us, as at 23 July 2013 (being the date of this letter). It should be understood that subsequent developments may affect the Estimates of Value contained in this letter;

x.	The taxation of individual shareholders will vary and we have not taken account of the effects of any taxation exemptions, allowances or reliefs available for the purposes of income, capital gains, inheritance or any other applicable tax, duty or levy, notwithstanding these may be significant in the case of some shareholders;

xi.	The Offeror Parent will pay all costs and expenses in connection with the Offers, including the buyer’s ad valorem stamp duty in relation to the Share Offer;

xii.	Yashili and its subsidiaries will continue to trade in the ordinary course as a going concern and are not subject to any material adverse event; the assets and liabilities of Yashili on a consolidated basis are fairly reflected in the company’s consolidated accounts for the year ended 31 December 2012 (“last accounts”); neither Yashili nor any of its subsidiaries disposes of any asset for less than its fair value as reflected in the last accounts nor suffers or incurs any liability other than in the ordinary course of business; and

xiii.	An exchange rate of HK$1.266 to RMB1.00.

METHODOLOGY

In our Estimates of Value, we derive ranges of value for Offeror Shares which reflect the estimated value of such shares hypothetically assuming for the purpose of calculating the top end of the range that they are listed and freely tradable, and for the purpose of calculating the bottom end of the range we have assumed a discount of 30% to reflect, among other things, the lack of marketability and shareholders’ rights, particularly around the fact that independent shareholders will not be able to nominate director or approve reserved matters until certain ownership thresholds are reached.

UBS has valued the Offeror Shares based on the value of the Yashili Shares which the Offeror will own. Immediately following the closing of the Offer, the Offeror will not own any other assets except for Yashili Shares. As a result, the estimated value of the Offeror Shares issued in connection with the Offers is equal to the total estimated value of Yashili Shares that are the subject of the Share Offer, prior to any costs and expenses incurred by the Offeror in connection with the Offers.

In deriving a value for the top end of the range, we have used a value of HK$3.50 per Yashili Share which is equivalent to the value per Yashili Share under the Cash Option, before all fees and expenses of the Offeror incurred in connection with the Offers have been paid. Additionally, the Estimates of Value are based on the announced value of HK$3.50 per Yashili Share under the Cash Option on which UBS expresses no opinion or representation.

As stated above, we have derived the lower end of the range for the estimate of value for each Offeror Share, by assuming a 30% discount to the value calculated above to reflect the following factors which are more fully described in the Composite Document:

i.	The Irrevocable Undertakings pursuant to which Zhang International and CA Dairy have committed to opt for the Cash and Share Option and Cash Option, respectively;

ii.	The lack of marketability of the Offeror Shares as they will be unlisted shares;

iii.	The Offeror Shares Lock-Up Restrictions;

iv.	The right of a shareholder of the Offeror who beneficially owns 8% or more of the issued share capital of the Offeror to nominate and maintain one director on the board of directors of the Offeror and the Offeror Parent;

v.	Certain reserved matters must be approved by in excess of 92% of votes of the Offeror Shares entitled to vote thereon;

vi.	Offeror Shareholders have certain tag-along rights in the event that the Offeror Parent sells part or all of its Offeror Shares to a third party;

vii.	The right of Offeror Shareholders to exit in the event of Change of Control of the Offeror or Yashili; and

viii.	The right of Offeror Shareholders to require the Offeror to repurchase all of the Relevant Offeror Shares in certain circumstances at a price per Offeror Share which is equivalent to twenty times of the earnings per Offeror Share.

The valuation of non-publicly traded securities is inherently imprecise and is subject to certain uncertainties and contingencies, including, but not limited to, the above qualitative factors, the effects of which are difficult to predict. Consequently, the view expressed in this letter is not necessarily indicative of: (i) the price at which the Offeror Shares might actually trade in a public market as at 23 July 2013 or at any future date; (ii) the amount which might be realised upon a sale of an Offeror Share to a third party; or (iii) the amount that might be realised by a holder of an Offeror Share on liquidation of the Offeror. Our Estimates of Value may differ substantially from estimates available from other sources. In addition, our view would be expected to fluctuate with changes in prevailing market conditions, the financial conditions and prospects of the Offeror and other factors which generally influence the valuation of companies and securities. As a result, there can be no assurance that the actual price of an Offeror Share will not be higher or lower than the Estimates of Value.

At the top end of the range, we derive our values as follows:

i.	Assuming all Yashili Shareholders (other than Zhang International who opts for the Cash and Share Option) opt for the Cash Option, the aggregate value of the Offeror Shares issued in connection with the Offers is equal to approximately HK$12,457 million which is calculated by multiplying the value per Yashili Share under the Cash Option of HK$3.50 by the number of Yashili Shares that are the subject of the Offers of approximately 3,559 million

Based on the number of Offeror Shares in issue of approximately 12,475 million ordinary shares, assuming that all Yashili Shareholders (other than Zhang International who opts for the Cash and Share Option) opt for the Cash Option, this implies a value per Offeror Share of HK$0.9985 at the top end of the range.

Assuming a 30% discount for, among other things, lack of marketability and limited rights of the Offeror Shares implies a value of HK$0.6990 at the bottom end of the range.

ii.	Assuming all Yashili Shareholders (other than CA Dairy) opt for the Cash and Share Option, the aggregate value of Offeror Shares is equal to approximately HK$12,457 million which is calculated by multiplying the value per Yashili Share under the Cash Option of HK$3.50 by the number of Yashili Shares of approximately 3,559 million

Based on the number of Offeror Shares in issue of approximately 12,475 million ordinary shares, assuming that all Yashili Shareholders (other than CA Dairy) opt for the Cash and Share Option, this implies a value per Offeror Share of HK$0.9985 at the top end of the range.

Assuming a 30% discount for, among other things, lack of marketability and limited rights of the Offeror Shares implies a value of HK$0.6990 at the bottom end of the range.

Under both scenarios shown above where all Yashili Shareholders (other than Zhang International) opt for the Cash Option or all Yashili Shareholders (other than CA Dairy) opt for the Cash and Share Option, the Offeror Shares have an estimated value of HK$0.9985 at the top end of the range and an estimated value of HK$0.6990 at the bottom end of the range. For all scenarios in between the two shown above, where a proportion of the Yashili Shareholders opt for either of the Cash Option or the Cash and Share Option, the Estimates of Value for the Offeror shares remain the same at HK$0.9985 per share at the top end of the range and HK$0.6990 at the bottom end of the range.

In determining the Estimates of Value, we have, among other things:

i.	Reviewed certain publicly available financial statements and other business and financial information relating to Yashili, the Offeror Parent and the Offeror;

ii.	Discussed with the senior management of Yashili certain background information relating to the business and its markets;

iii.	Relied on the discussions with the Offeror’s senior management as to the prospects of the Offeror; and

iv.	Considered such other factors and performed such other analysis as we consider appropriate.

In determining the Estimates of Value, we have not taken into account, among other things, any financial projections of Yashili for the entire current fiscal year (year ending 2013) and beyond.

No account has been taken of any potential transaction costs that a holder of Yashili Shares or Yashili Options may incur in regard to acceptance of the Offers.

No account has been taken of any potential transaction costs that a holder of Offeror Shares may incur, including any dealing costs and any dealing spread (the difference between a buying and selling price quoted by a market) that may be associated with the trading of Offeror Shares.

No account has been taken of any potential transaction costs that a holder of Offeror Shares may incur, or any potential costs that might be associated with a sale of the Offeror to a third party or a liquidation of the Offeror, which might be expected to reduce any return to a holder of an Offeror Share upon the occurrence of such an event.

We have produced the Estimates of Value using these methodologies and taken into account the information, factors, assumptions and limitations set out above.

ESTIMATES OF VALUE

On the basis of the above assumptions and methodology adopted by us and subject to the foregoing, if an Offeror Share had been issued as at 23 July 2013 (being the date of this letter), the Estimates of Value as defined in this letter are within a range of between HK$0.6990 and HK$0.9985 for each Offeror Share. This Estimates of Value does not represent a formal opinion of the value of an Offeror Share or a Yashili Share by UBS.

Under the Cash and Share Option, each Yashili Shareholder is entitled to receive cash of HK$2.82 and 0.681 Offeror Shares for each Yashili Share. This implies a value of approximately HK$3.30 to HK$3.50 for each Yashili Share, calculated as follows:

i.	At the bottom end of the range:

a.	Approximately HK$0.48, which is equal to 0.681 Offeror Shares multiplied by HK$0.6990, the value per Offeror Share at the bottom end of our value range; plus

b.	HK$2.82, the cash receivable by Yashili Shareholders electing the Cash and Share Option for each Yashili Share.

ii.	At the top end of the range:

a.	Approximately HK$0.68, which is equal to 0.681 Offeror Shares multiplied by HK$0.9985, the value per Offeror Share at the top end of our value range; plus

b.	HK$2.82, the cash receivable by Yashili Shareholders electing the Cash and Share Option for each Yashili Share.

As a cross-reference to the repurchase right of twenty times of the earnings per Offeror Share, given we have not taken into account any future projections of the Offeror post acquisition, we have cross-checked the implied value of Offeror Shares using 2012 actual net earnings of Yashili:

Yashili 2012 net earnings	RMB470 million

20x Net earnings multiple	x20

Value of Yashili (in RMB million)	RMB9,400 million

xl.266 RMB/HK$ exchange rate	xl.266

Value of Yashili (in HK$ million)	HK$11,900 million

/Number in Issue	/12,475 million

Value of Offeror Shares	HK$0.9539

Aggregate value of Offeror Shares	HK$2.82 + 0.681 x HK$0.9539 = HK$3.47

This suggests the value determined by 20x multiple is in line with the range of Estimates of Value for Offeror Shares. However the value that a holder of an Offeror Share may realise on any future sale and such a value may be higher or lower than the above illustration depending on the financial condition and prospects of the Offeror and other factors which generally influence the valuation of companies and securities.

GENERAL

UBS is acting as the lead financial adviser to the Offeror Parent Group in relation to the Offers and no one else in connection with the Offerors.

UBS will not be responsible to anyone other than the Offeror Parent Group for providing the protections afforded to clients of UBS, or for providing advice to any other person in relation to the Offers, the contents of the Composite Document or any other matters referred to in the Composite Document.

Yashili Shareholders are urged to read carefully all the information contained in the Composite Document.

The value of an Offeror Share may be impacted by the factors described in this letter.

Further, in providing the Estimates of Value, UBS expresses no opinion or recommendation to any person as to whether they should accept the Offers or whether they should make any election to choose the Cash Option or the Cash and Share Option. Yashili Shareholders are recommended to seek their own independent financial advice. Further, UBS expresses no opinion as to the fairness of the financial terms of the Offers.

Yours faithfully, For and on behalf of UBS AG, Hong Kong Branch

David Chin Managing Director	Samson Lo Managing Director